THE ADVISORY BOARD COMPANY
2445 M Street, NW
Washington, DC 20037
(202) 266-5600

March 2, 2009
VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Kevin Woody
Branch Chief

Re:	The Advisory Board Company
Form 10-K for Fiscal Year Ended March 31, 2008
Filed May 30, 2008
Form 10-Q for Quarterly Period Ended September 30, 2008
Filed September 30, 2008
Definitive Proxy Statement
Filed July 25, 2008
File No. 000-33283
Dear Mr. Woody:
This letter responds to the Staff’s comment letter dated February 3, 2009 (the “Comment Letter”) with respect to the filings of The Advisory Board Company (the “Company”) described above. For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter along with our responses.
Form 10-K for the fiscal year ended March 31, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition, page 20
Fiscal years ended March 31, 2006, 2007 and 2008
1. Comment: We note that your year-on-year comparison discusses changes over the course of 2006 through 2008, instead of disclosing the changes from fiscal year 2008 and 2007 separately from those of 2007 and 2006. As such, it is not clear if the reasons you cite for changes in your operating measures apply to the changes in either the most recent period discussion or both. If you elect to retain this presentation, please ensure that your disclosure clarifies the periods to which the reasons apply. Please tell us how you intend to comply and provide similar disclosure in future filings.

Response: When different factors or explanations are relevant for different fiscal years, the Company’s disclosures identify the relevant fiscal year in its discussions. In contrast, when the same factors have affected results on a period-over-period basis, the Company’s disclosures have reflected this fact by discussing both period-to-period comparisons in the same sentence. The Company believes that this presentation can assist investors in understanding continuing trends, when applicable, and that the language is understood to be addressing both of the fiscal years that typically are identified in the immediately preceding sentence. For example, in discussing “Results of Operations” under the heading “Fiscal years ended March 31, 2006, 2007 and 2008” the first sentence discusses the increase in Net Income in each period and the second sentence provides an explanation of each of the two years-over-year comparisons:
Net Income increased 17.0% from $27.4 million in fiscal 2007 to $32.1 million in fiscal 2008, and increased 6.8% from $25.6 million in fiscal 2006 to $27.4 million in fiscal 2007. The increases in net income were primarily due to profitable growth as revenue for the periods increased more than 15% per year allowing us to leverage our existing costs over our expanding membership base and to invest in new program launches.
If the Company retains this presentation, in the future it will when applicable revise this type of language to further clarify discussions that apply to more than one period. For example, in the foregoing example, the second sentence could read, “These two year-over-year increases in net income were primarily due to...” or could read “The increase in net income over each of the fiscal years was primarily due to...”
Exhibit 23.1
2. Comment: The consent from your auditors does not appear to be signed. Please send your filing to include evidence that the consent is signed.
Response: The Company hereby confirms that the consent it received from its auditors was signed and that the signature did not appear on the edgarized copy as a result of an error. The Company filed with the SEC a signed copy of the auditors’ consent on Form 10-K/A on February 27, 2009.
Form 10-Q for the quarterly period ended September 30, 2008
Exhibits 31.1 and 31.2
3. Comment: We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” with “third fiscal quarter” in paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.
Response: The Company will file certifications in future filings that track identically the language in the form of certifications provided for under the Exchange Act Rules.

Definitive Proxy Statement
Elements of Total Compensation, page 14
Salary, page 14
4. Comment: Please tell us the factors used to arrive at your decisions regarding the salaries your officers received in 2008 and 2009. Similar disclosure should be included in future filings. Please refer to Item 402(b) of Regulation S-K for guidance.
Response: The Compensation Committee takes into consideration a variety of factors when determining and approving individual named executive officer base salary increases, as set forth on page 13 of the Company’s 2008 proxy statement. As stated, “[T]here is no formal weighting of the individual elements considered, and no particular elements are required to be considered with respect to a given individual or in any particular year.” The Committee considers the various factors subjectively, with the underlying goal being to ensure that total compensation packages (including base salaries of the NEOs) enables the Company to attract and retain highly qualified executives being mindful of the Compensation Philosophy disclosed on page 12 of the Company’s 2008 proxy statement and the factors described on page 14 of the Company’s 2008 proxy statement (e.g., internal equity considerations, prior experience of the executive and expected contributions to Company performance). Further, as disclosed on page 14 of the Company’s 2008 proxy statement, the Company does not guarantee salary adjustments on a yearly basis.
In future filings, the Company will disclose any material factor specifically identified by the Committee as particularly weighing on its determination to increase salaries.
For example, for fiscal 2008, Michael T. Kirshbaum received the largest increase in base salary (approximately 20%) among the Company’s NEOs for fiscal 2008. Mr. Kirshbaum became the Company’s Chief Financial Officer effective February 1, 2006. In determining the increase in Mr. Kirshbaum’s base salary for fiscal 2008, the Committee considered in its judgment Mr. Kirshbaum’s demonstration of performance in the Chief Financial Officer role during fiscal 2007 (March 31, 2006 through March 31, 2007), which was the first full fiscal year Mr. Kirshbaum served as the Company’s Chief Financial Officer, as well as the base salary for David L. Felsenthal when he served as the Company’s Chief Financial Officer and Mr. Felsenthal’s relative experience in that role. The Committee also reviewed and considered broad-based third party surveys for purposes of obtaining a general understanding of current compensation levels for various positions, but the Committee did not benchmark or target a specific reference point as a basis for setting compensation.
For fiscal 2009, base salaries for only two of the five NEOs were increased: The base salary for Mr. Felsenthal increased by approximately 6%, and Mr. Kirshbaum’s increased by approximately 7%. Mr. Felsenthal’s increase in base salary became effective September 1, 2008 and was largely attributed to his promotion from Chief Operating Officer to President (which became effective as of September 1, 2008) and the Committee’s determination that Mr. Felsenthal would have additional oversight over the Company’s operations in that role. Among the other factors described on pages 12 and 14 of the Company’s 2008 proxy statement, the Committee in its judgment increased Mr. Kirshbaum’s base salary by $15,000 (approximately 7%) to reflect his performance and experience as Chief Financial Officer for two completed fiscal years. Following review of survey data and observations provided by a compensation consultant, McDaniel & Associates, Inc., with respect to the form and amount of compensation for Frank J. Williams in an Executive Chairman role, the Committee reduced Mr. William’s base salary by one-third effective September 1, 2008 to reflect that he would no longer be serving as the Company’s Chief Executive Officer as of September 1, 2008 and instead would be serving as the Company’s Executive Chairman, with it being anticipated that he would devote at least 32 hours per week on average to the Company. As stated above, in future filings the Company will disclose this type of additional information regarding specific factors that materially affected the Committee’s decisions.
Annual Incentive Compensation, page 14
5. Comment: Please identify and quantify all of the financial performance measures used to determine annual incentive compensation. Also, describe in more detail the individual performance factors considered in determining annual incentive compensation; quantify those factors if possible or otherwise describe how they are measured. Provide disclosure in future filings and tell us how you plan to comply. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K.
Response: As set forth on page 14 of the Company’s 2008 proxy statement, annual incentive compensation (i.e., a cash bonus) is “based upon the nature of the position, scope of responsibility, relevant career experience, and company and individual performance, as well as target payout levels tied to qualitative and quantitative performance metrics.” Also as set forth on page 14 of the Company’s 2008 proxy statement, the Committee continued the approach developed prior to the Company’s initial public offering in 2001 of generally not providing annual incentive compensation to two executive officer positions (i.e., those held by Scott M. Fassbach and Richard A. Schwartz), absent extraordinary circumstances.
The Company set forth on page 13 of its 2008 proxy statement the Company’s financial and non-financial objectives that are considered by the Compensation Committee when determining the elements and amounts of compensation awarded to NEOs and states that the Committee considers those items “subjectively” and that “there is no formal weighting of the individual elements considered, and no particular elements are required to be considered with respect to a given individual or in any particular year.” The specific performance evaluation criteria considered by the Committee in determining the annual incentive compensation for the three NEOs that received annual incentive compensation for fiscal 2008 are set forth on pages 14 and 15 of the Company’s 2008 proxy statement:
•	For the Chairman and CEO, “revenue, contract value, earnings per share, and operating margin results; long-term strategic planning; new program development and growth plan execution; talent management; and stockholder relations.”

•	For the Chief Operating Officer, “revenue, contract value, earnings per share, and operating margin results; new sales and renewal performance; long-term strategic planning; product quality scores; individual program performance; new program development and product innovation; operational performance; and talent management.”

•	For the Chief Financial Officer, “revenue, contract value, earnings per share, cash flow, and operating margin results; resource allocation and investment decisions; financial reporting; and stockholder relations.”
While some (but not all) of the evaluation criteria considered by the Committee in determining an NEO’s annual incentive compensation may be measured or evaluated quantitatively, the factors are not assigned specific weightings, and the actual payment is determined by the Committee based on its subjective assessment of the NEO’s job performance for the year based on a combination of all the qualitative and quantitative performance metrics. The Committee may in its judgment assign a letter grade for different aspects of the NEO’s performance or determines whether the NEO’s performance far exceeds expectations, exceeds expectations, meets expectations or was below expectations. Thus, while the evaluation criteria reflect a methodical approach to evaluating individual performance as factors affecting the annual bonus determinations, they reflect inherently subjective and qualitative assessments of the type that the Compliance and Disclosure Interpretations confirm are not required to be disclosed.
Assuming future years have similar fact patterns to 2008, the Company will provide additional disclosure in future filings, as underlined below, to enhance stockholders’ understanding of the nature of the evaluation criteria.
     “Annual Incentive Compensation. While each of our named executive officers is generally eligible to receive annual incentive compensation, or cash bonuses, Messrs. Williams, Felsenthal and Kirshbaum are the only named executive officers that received annual incentive compensation in recent years because the Compensation Committee has continued the approach developed prior to the company’s initial public offering in 2001 that Messrs. Fassbach and Schwartz’s cash compensation be composed solely of salary. At the start of each fiscal year, the Compensation Committee or the full Board, in consultation with our chief executive officer and the executive director for career management, establishes a total annual incentive pool for Messrs. Williams, Felsenthal and Kirshbaum and certain other senior executives based upon the nature of the position, scope of responsibility, relevant career experience, and company and individual performance, as well as target payout levels tied to qualitative and quantitative performance metrics. Each named executive officer has a different set of performance evaluation criteria that is aligned to his unique responsibilities and role within the Company. The criteria in some cases are difficult to accomplish and in some cases are among the core duties of the positions. The Compensation Committee determines the performance bonus amount for our chief executive officer in consultation with the executive director for career management and typically after receiving information relating to the chief executive officer’s performance from other members of the company’s senior management.”

The Company will continue to disclose the actual performance evaluation criteria for each named executive officer and the actual payments based upon the Committee’s assessment of individual performance, relative to the target amount payable.
Equity-based compensation, page 15
6. Comment: We note that you did not award equity-based compensation to any of your named executive officers in 2008. Please tell us why you chose not to award such compensation and provide similar disclosure in future filings. Also, we note that footnote 1 to your summary compensation table on page 17 discloses the awards granted “in and prior to fiscal 2008. . . .” Considering all your incentive compensation was paid in cash, it is not clear what the stock awards that were awarded in fiscal 2008 represented. Please clarify.
Response: The Company did not award equity-based compensation to any of the NEOs in fiscal 2008 (i.e., during the period of April 1, 2007 through March 31, 2008) because the Committee decided to make equity-based awards to the NEOs in May 2008 at the same time the Committee made its annual equity-based awards to other Company employees. In addition, the Committee determined to make equity-based awards for the NEOs after the Board acted on April 30, 2008 to promote two of the NEOs to new positions (Mr. Williams to Executive Chairman, and Mr. Felsenthal to President) and to appoint Robert W. Musslewhite as the Company’s Chief Executive Officer, effective September 1, 2009. The Company will discuss the timing of option grants in more detail in its proxy statement for fiscal year 2009.
Acknowledgements and Closing Comments
As requested in the Comment Letter, we acknowledge that:
1. We are responsible for the adequacy of disclosures in the Company’s filings described above;
2. Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and
3. We may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the matters covered by this letter, or desire additional information, please contact me at (202) 266-6360 or via email at kirshbam@advisory.com. Should the Staff disagree with our conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the Staff prior to the Staff making its final determination.

Very truly yours,

/s/ Michael T. Kirshbaum
Michael T. Kirshbaum
Chief Financial Officer

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